UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,392,981,563		72.8395	36.4197
Non-Voting Shares				47,552,489		2.4865	1.2432
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Banco Bradesco S.A.	Transfer Subscription - Debit	11-Jul	19,008,281	31.95	R$ 607,314,577.95
Non-Voting Shares		Transfer Subscription - Credit	11-Jul	19,008,281	0.00	R$ -
Non-Voting Shares		Total		38,016,562		R$ 607,314,577.95
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,392,981,563		72.8395	36.4197
Non-Voting Shares				47,552,489		2.4865	1.2432

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				13,622,991		0.7123	0.3561
Non-Voting Shares				18,047,543		0.9437	0.4718
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	27-Jul	100	23.98	R$ 2,398.00
Common Shares		Buy	27-Jul	11,200	24.00	R$ 268,800.00
Common Shares		Buy	27-Jul	3,100	24.02	R$ 74,462.00
Common Shares		Buy	27-Jul	5,000	24.03	R$ 120,150.00
Common Shares		Buy	27-Jul	500	24.04	R$ 12,020.00
Common Shares		Buy	27-Jul	5,100	24.05	R$ 122,655.00
Common Shares		Buy	27-Jul	12,300	24.10	R$ 296,430.00
Common Shares		Buy	27-Jul	100	24.11	R$ 2,411.00
Common Shares		Buy	27-Jul	4,100	24.12	R$ 98,892.00
Common Shares		Buy	27-Jul	16,000	24.14	R$ 386,240.00
Common Shares		Buy	27-Jul	22,500	24.20	R$ 544,500.00
Common Shares		Buy	27-Jul	5,000	24.21	R$ 121,050.00
Common Shares		Buy	27-Jul	5,000	24.25	R$ 121,250.00
Common Shares		Buy	27-Jul	5,000	24.28	R$ 121,400.00
Common Shares		Buy	27-Jul	5,000	24.29	R$ 121,450.00
Common Shares		Total		100,000		R$ 2,414,108.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				13,722,991		0.7175	0.3587
Non-Voting Shares				18,047,543		0.9437	0.4718

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				6		0.0256	0.0256
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				6		0.0256	0.0256
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				511,674		0.0267	0.0133
Non-Voting Shares				1,651,695		0.0863	0.0431
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Causa Mortis Transfer	11-Jul	599	0.00	R$ -
Common Shares		Total		599		R$ -
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	1-Jul	100	31.80	R$ 3,180.00
Non-Voting Shares		Sell	1-Jul	2,900	31.80	R$ 92,220.00
Non-Voting Shares		Sell	1-Jul	100	31.81	R$ 3,181.00
Non-Voting Shares		Sell	1-Jul	900	31.85	R$ 28,665.00
Non-Voting Shares		Sell	1-Jul	300	31.90	R$ 9,570.00
Non-Voting Shares		Sell	1-Jul	500	31.90	R$ 15,950.00
Non-Voting Shares	Banco Bradesco S.A.	Causa Mortis Transfer	11-Jul	553	0.00	R$ -
Non-Voting Shares		Total		5,353		R$ 152,766.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				512,273		0.0267	0.0133
Non-Voting Shares				1,647,448		0.0861	0.0430

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				160,856		0.0084	0.0042
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	1-Jul	35	31.40	R$ 1,099.00
Non-Voting Shares		Sell	1-Jul	400	31.44	R$ 12,576.00
Non-Voting Shares		Sell	1-Jul	200	31.44	R$ 6,288.00
Non-Voting Shares		Total		635		R$ 19,963.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				160,221		0.0083	0.0041

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2011

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.